     Form 51-102F3
Material Change Report

1.	Name and Address of Company

Poly-Pacific International Inc.
Suite 116, 45810 First Avenue
Chilliwack, British Columbia V2P 7M3

2.	Date of Material Change

November 2, 2007

3.	News Release

November 2, 2007 via Marketwire.

4.	Summary of Material Change

Poly-Pacific International Inc. ("Poly-Pacific" or the "Company") announced the resignation of three of its Board of Directors – Mr. David Tam, Mr. Mike Duff and Dr. Edward Chambers. Mr. Tam also resigned from his position as Corporate Secretary. The Company also announced the appointment of Richard Sharples to the Board of Directors.

5.	Full Description of Material Change

Poly-Pacific International Inc. announced the resignation of three of its Board of Directors – Mr. David Tam, Mr. Mike Duff and Dr. Edward Chambers. Mr. Tam also resigned from his position of Corporate Secretary of the Company.

The Company also announced the appointment of Mr. Richard Sharples to the Board of Directors. Mr. Sharples served a two year term on the board of Titan Trading Analytics Inc, (TSX VENTURE: TTA) and brings over twenty-five years of business and financial expertise to the board.

Poly-Pacific’s Board of Directors will now consist of Mr. Randy Hayward, Mr. Richard Oravec, Mr. Greg Pendura and Mr. Richard Sharples.

6.	Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.	Omitted Information

N/A

8.	Executive Officer

Randy Hayward, President
Phone: (250) 754-4622 or (604) 293-8885

9.	Date of Report

November 6, 2007

News Release
(For Immediate Dissemination)

Poly-Pacific announces Resignation and Appointment of Directors

EDMONTON, ALBERTA, November 2, 2007 (Marketwire) -- Poly-Pacific International Inc. ("Poly-Pacific" or the "Company") (TSX VENTURE: PMB) (OTCBB: PLYPF) (BERLIN: A0LGDN) (FRANKFURT: POZ) wishes to announce the resignation of three of its Board of Directors – Mr. David Tam, Mr. Mike Duff and Dr. Edward Chambers. Mr. Tam has also resigned from his position of Corporate Secretary.

The Company is pleased to announce the appointment of Mr. Dick Sharples to the Board of Directors. Mr. Sharples served a two year term on the board of Titan Trading Analytics Inc. (TSX VENTURE: TTA) and brings over twenty-five years of business and financial expertise to the board.

Mr. Randy Hayward, President, states, “I would like to thank each of the three original members of the Board of Directors and Corporate Secretary for all of their contributions throughout the previous twelve years of service to the Company. With our Company’s new direction in the reclamation industry, the Board of Directors was restructured to best take advantage of this opportunity.”

Poly-Pacific’s Board of Directors will now consist of Mr. Randy Hayward, Mr. Richard Oravec, Mr. Greg Pendura and Mr. Dick Sharples.

Poly-Pacific is an innovator in eco-friendly solutions to Industrial Waste by-products. The company is actively pursuing the reclamation of industrial polymer fibre throughout North American landfill sites.

This release may contain forward looking statements within the meaning of the "safe harbor" provisions of US laws. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. Poly-Pacific does not assume any obligation to update any forward looking information contained in this news release.

For further information please contact Randy Hayward, President of Poly-Pacific by telephone at (604) 293-8885 or (250) 754-4622, or by fax at (604) 293-8234 or by visiting our website at www.poly-pacific.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.